FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of December, 2010

Commission File Number: 000-30850

Valcent Products Inc.

789 West Pender Street, Suite 1010
Vancouver, BC, Canada V6C 1H2

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1

SEE EXHIBIT 99.1   On December 16, 2010 the Company's Board of Directors announced today that well known greenhouse entrepreneur Stephen Kenneth Fane, FCA, who is currently a member of the company's board of advisors, has accepted the position of Chief Executive Officer and will also be joining Valcent’s Board of Directors effective immediately. Also joining the management team and the Board of Directors is Valcent's new Chief Operating Officer Christopher Ng. In order to accept the position, Ng recently resigned from Lululemon (NASDAQ: LULU), where he served as its Chief Supply Chain Officer, overseeing technology, logistics, and manufacturing departments through the company's explosive growth period. In addition, both Fane and Ng will be joining Valcent (EU) Board of Directors.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	News Release Dated December 16, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valcent Products, Inc.

Date: December 21, 2010	By:	/s/ John Hamilton
Name: John Hamilton
Title: CFO